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                   Companhia Brasileira de Distribuicao (CBD)
                    announces October 2003 sales performance



Sao Paulo, Brazil, November 13, 2003 - Companhia Brasileira de Distribuicao (NYSE (CBD); BOVESPA (PCAR4)) announces sales performance (preliminary and non-audited) of October 2003. The information is presented based on consolidated figures and in Reais, in accordance with the Brazilian Corporate Law.


In October 2003, the Company presented gross sales of R$ 1,037.5 million and net sales of R$ 878.1 million, representing 7.1% and 6.3% increases, respectively, year-over-year.


The growth on same store basis was 3.6%, reflecting the continuity of the contracted demand situation in the Brazilian retail sector, as well as a strong comparison basis for CBD (8.6% growth in October 2002). Sales of both food and non-food products grew practically at the same rate as the Company's overall same store sales.

In October, the Extra Business Unit presented the best sales performance of the Company, positively reflecting the first recovery signs for the non-food segment.


                               SALES PERFORMANCE


               10-02   11-02   12-02    1-03    2-03    3-03    4-03    5-03    6-03    7-03   8-03    9-03   10-03
Same Stores     8.6%   11.7%    7.0%   10.0%   12.5%    4.0%   20.0%    8.0%    5.0%    5.0%   6.6%    4.4%   3.6%*
Total Stores   27.4%   28.6%   18.8%   23.6%   26.5%   17.8%   36.1%   22.8%   20.1%    9.8%  11.1%    7.0%   6.3%*



Note: Same stores sales figures include only stores which have been operating for at least 12 months.
* If deflated by the Brazilian consumer price index (IPCA), total sales performance registered a 5.2% decrease compared to October 2002. On a same stores basis, the reduction was 9.1%.

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

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)      THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                             Marina Martini
Investor Relations Director                     Tel:  (5511) 3897 6857
Daniela Sabbag                                  Email:  marina.martini@thomsonir.com.br
Financial Analyst
Phone:  (5511) 3886 0421 Fax:  (5511) 3884 2677
Email:  cbd.ri@paodeacucar.com.br


                       Website: http://www.cbd-ri.com.br


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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